SALSA GOD, LLC

Unaudited

Financial Statements for the

Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 26, 2019

To: Board of Managers, Salsa God LLC
        Attn: Danny Mayans

Re: 2018-2017 Financial Statement Review
        Salsa God LLC

We have reviewed the accompanying financial statements of Salsa God LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2017, and the related statements of income, members' equity and cash flows for the calendar years thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

SALSA GOD, LLC
BALANCE SHEET
As of December 31, 2018, and 2017
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 17,199	$ 4,243
Inventory	12,887	12,071
Prepaid expenses	6,411	11,070
Accounts receivable	38,083	10,611
Intellectual Property	6,592	1,725
Total Current Assets	81,172	39,720
TOTAL ASSETS	$ 81,172	$ 39,720
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Accounts payable	$ 57,569	$ 33,655
Notes payable	15,744	833
Total Liabilities	73,313	34,488
TOTAL LIABILITIES	73,313	34,488
Members' Capital		
Common units	108,904	105,001
Members' capital contributions	172,418	90,284
Additional paid-in capital-SAFE	116,947	139,947
Accumulated equity (deficit)	(281,506)	(224,999)
Total Members' Capital	7,859	5,232
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 81,172	$ 39,720


SALSA GOD, LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018 and 2017
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2018	2017
Revenues		
Gross Revenue	$ 359,712	$ 168,116
Allowances	50,867	46,458
Net Revenue	308,845	121,458
Cost of Goods Sold	252,456	148,411
Gross Profit (Loss)	56,389	(26,954)
Operating Expenses:		
General and administrative	97,904	99,811
Sales and marketing	4,720	15,470
Total Operating Expenses	102,624	115,281
Gain (Loss) from operations	(46,235)	(142,235)
Other Income (Expense):		
Interest Expense	10,272	7,062
Total Other Expense	10,272	7,062
Net Income (Loss)	$ (56,507)	$ (149,298)


SALSA GOD, LLC
STATEMENT OF MEMBERS' CAPITAL
For the Years Ended December 31, 2018 and 2017
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	Common Units	Member Capital	Additional Paid-In Capital-SAFE	Accumulated Equity (Deficit)	Total Members' Capital
Balance as of January 1, 2017	**100,001**	**$ 40,284**	**$ 833**	**$ (75,701)**	**$ (34,584)**
Issuance of common units	5,000	0	0	0	5,000
Additional paid-in capital-SAFE	0	0	139,114	0	139,114
Members' capital contributions	0	50,000	0	0	50,000
Net Gain (Loss)	0	0	0	(149,298)	(149,298)
Balance as of December 31, 2017	**105,001**	**90,284**	**139,947**	**(224,999)**	**5,232**
Issuance of common units	3,903	0	0	0	3,903
Members' capital contributions	0	82,134	0	0	82,134
Additional paid-in capital-SAFE	0	0	(23,000)	0	(23,000)
Net Gain (Loss)	0	0	0	(56,507)	(56,507)
Balance as of December 31, 2018	**108,904**	**$ 172,418**	**$ 116,947**	**$ (281,506)**	**$ 7,859**

SALSA GOD, LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
Cash Flows from Operating Activities		
Net Income (Loss)	$ (56,507)	$ (149,298)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	0	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(27,472)	(4,295)
(Increase) Decrease in inventory	(816)	5,306
Increase (Decrease) in accounts payable	9,511	7,185
Increase (Decrease) in prepaid expenses	4,659	(7,320)
Net Cash Used In Operating Activities	(70,625)	(148,422)
Cash Flows from Investing Activities		
Intellectual Property	(4,867)	1,725
Net Cash Used In Investing Activities	(4,867)	1,725
Cash Flows from Financing Activities		
Issuance of notes payable	14,911	(42,760)
Issuance of SAFE	(23,000)	139,114
Issuance of members' capital	82,134	50,000
Opening balance equity	14,403	4,000
Net Cash Provided by Financing Activities	88,448	150,354
Net Change in Cash and Cash Equivalents	12,956	3,657
Cash and Cash Equivalents at Beginning of Period	4,243	586
Cash and Cash Equivalents at End of Period	$ 17,199	$ 4,243

NOTE 1 - NATURE OF OPERATIONS

Salsa God, LLC (which may be referred to as the "Company", "we," "us," or "our") formed on November 5, 2014 ("Inception") in the State of Delaware. Salsa God produces and distributes Hispanic products including: restaurant-style salsas and tortilla chips to distributors and in store retailers and through online sales. Our salsas are always made with lime juice instead of vinegar, and never contain any artificial ingredients or artificial preservatives.

The Company's headquarters are in New York, New York. The Company began operations is 2014 and also began incurring expenses in 2014.

Since inception, the Company has operated at a loss and has relied primarily on members' investment to provide operating capital. This provides doubt that the Company can continue to operate without additional capital. See Notes 9 and 10 for additional information.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017 the Company had $17,199 and $4,243 of cash on hand, respectively.

Intellectual Property
The Company capitalized expenses related to trademarks and its website, as The Company expects to maintain the use of its trademarks and its website. The Company believes that the trademark has an indefinite life and therefore there is no amortization recorded in the Statement of Operations.

Property and Equipment
Property and equipment, which includes computer equipment and internally developed software, are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In

accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets which the Company estimates the useful lives to be three years for office computers and five years internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2018.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Revenue is recognized when the orders are delivered to the customer if "Vendor Delivered" or when picked up by the customer from the Company warehouse. As of December 31, 2018, the Company had no deferred revenue.

Accounts Receivable
The Company intends to create a reserve for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer.

Advertising
The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 - PROPERTY AND EQUIPMENT

As of December 31, 2018, the Company did not own any property or equipment.

NOTE 4 – NOTES PAYABLE

The Company has entered into various notes payable debt with Kabbage, Inc. and Kiva Microfunds that provide for available borrowings at an APR of 29.65 percent and at an APR of 0.0 percent, respectively. All borrowings are collateralized by inventory, trade receivables, equipment and intangibles of the Company. Amounts outstanding on the line totaled $15,744 and $833 as of December 31, 2018 and 2017, respectively. Borrowings under the line of credit are subject to certain covenants and restrictions on indebtedness and dividend payments.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – MEMBERS'S CAPITAL

Member Contributions

For the period from inception through December 31, 2018, members of the company have contributed $172,418 to the Company. The founder did take $14,000 in renumeration and $5,650 in health benefits in 2018 and will begin taking an annual salary of $72,000 beginning in May 2019. Contributions or withdrawals from the Company by the founder have been and will be accounted for on the balance sheet under "Members' Capital."

Simple Agreements for Future Equity
The Company redeemed a total of 23,000 and sold a total 139,947 in 2018 and 2017 units of Simple Agreements for Future Equity ("SAFEs"), for a total of $(23,000) and $139,947, respectively. Upon a future equity financing (an "Equity Financing") equal to or more than $250,000, the SAFEs are convertible, into SAFE preferred units, which are securities identical to those issued in the Equity Financing other than with respect to: (i) the per unit liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal Conversion Price; and (ii) the basis for any dividend rights, which will be based on Conversion Price.

Upon conversion, the Company will issue to the investor a number of shares SAFE preferred units. The number issued shall equal the quotient obtained by dividing the amount paid by the investors by the either the SAFE price (valuation cap of $4,000,000 divided by the fully diluted capitalization of the Company) or the discount price (price at which the capital stock is sold times 80%) whichever generates the highest number of equities ("Conversion Price").

NOTE 7 – STOCK-BASED COMPENSATION

As of December 31, 2018, the company does not have a stock-based compensation. The Company has plans to begin a stock-based compensation plan towards the end of the year 2019.

NOTE 8 –COMMITMENTS AND CONTINGENCIES

The Company does not lease space as of December 31, 2018.

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") SAFEs for up to $1,070,000. The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6 percent commission fee and 2 percent of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through June 26, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.